SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                UNITED STATES BANKNOTE CORPORATION
                         (Name of Issuer)


                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           911623 10 6
                          (CUSIP Number)

                         Morris Weissman
                      Chairman of the Board
                United States Banknote Corporation
                       51 West 52nd Street
                     New York, New York 10019
                          (212) 582-9200
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 27, 1995
     (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Scheduled 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following Box [  ].

          Check the following box if a fee is being paid with the statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                             SCHEDULE 13D

CUSIP No. 911623 10 6

1.   Name of Reporting Person;
     S.S. or I.R.S. Identification No. of Above Person

     Morris Weissman

2.   Check the Appropriate Box if a Member of the Group

     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds

     OO, PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
to   Items 2(d) or 2(e):  [   ]

6.   Citizenship or Place of Organization:  United States

                    7.   Sole Voting Power: 1,761,287 Shares
Number of Shares
Beneficially Owned  8.   Shared Voting Power:  None
by Each Reporting
Person With:        9.   Sole Dispositive Power: 1,701,287 Shares

                    10.  Shared Dispositive Power: 60,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,761,287 Shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares    [X]

13.  Percent of Class Represented by Amount in Row (11)

                         8.9%

14.  Type of Reporting Person

     IN
          The Schedule 13D filed with the Securities and Exchange Commission on August 6, 1990 by Morris Weissman (the "Reporting Person") relating to Common Stock, par value $.01 per Share (the "Shares"), of United States Banknote Corporation, a Delaware corporation (the "Company"), as amended May 18, 1992, is hereby amended by adding the information set forth below. Terms defined in said Schedule 13D are used herein with such defined meanings.
Pursuant to Rule 13d-3(c) the entire text of Schedule 13D is restated hereby.
Item 1.   SECURITY AND ISSUER.
     Common stock, par value, $.01 per Share of United States Banknote Corporation, 51 West 52nd Street, New York, New York 10019.
Item 2.   IDENTITY AND BACKGROUND.
     Morris Weissman. Business address 51 West 52nd Street, New York, New York 10019. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal of state securities laws or finding any violation with respect to such laws.
Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     This Amendment to the Schedule 13D is being filed to reflect (i) purchases since May 18, 1992 of 33,800 Shares in open market transactions (the source of funds for such purchases was personal funds); (ii) the exercise by the Reporting Person on August 18, 1993 of employee stock options to acquire 66,667 Shares and subsequent sale at prices of $7.50 and $7.375 per Share of 22,967 and 43,700 Shares, respectively, exclusive of sales commissions, the source of funds for which ($2.11 per Share) was advanced by Smith Barney Shearson pursuant to cashless exercise arrangements; (iii) the exercise by the Reporting Person on August 30, 1993 of warrants to acquire 20,000 Shares and subsequent sale at a price of $7.375 of 20,000 Shares, exclusive of sales commissions, the source of funds for which ($0.011 per Share) was advanced by Smith Barney Shearson pursuant to cashless exercise arrangements; (iv) the exercise by the Reporting Person on August 31, 1993 of warrants to acquire 5,000 Shares and subsequent sale at a price of $7.375 of 5,000 Shares, exclusive of sales commissions, the source of funds for which ($0.011 per Share) was advanced by Smith Barney Shearson pursuant to cashless exercise arrangements; (v) the exercise by the Reporting Person on September 8, 1993 of warrants to acquire 4,500 Shares and subsequent sale at a price of $7.125 of 4,500 Shares, exclusive of sales commissions, the source of funds for which ($0.011 per Share) was advanced by Smith Barney Shearson pursuant to cashless exercise arrangements; (vi) the exercise by the Reporting Person on September 10, 1993 of warrants to acquire 1,000 Shares and subsequent sale at a price of $7.125 of 1,000 Shares, exclusive of sales commissions, the source of funds for which ($0.011 per Share) was advanced by Smith Barney Shearson pursuant to cashless exercise arrangements, and (vii) the disposition of 25,000 Shares and 30,000 Shares on August 19, 1993, and May 25, 1994, respectively, to the Reporting Person's spouse as gifts.
Item 4.   PURPOSE OF TRANSACTION
     The purpose of the transactions described herein is investment.
Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
     The Reporting Person owns beneficially (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Rules thereunder) a total of 1,761,287 Shares, constituting approximately 8.9% of the Shares outstanding (computed in accordance with Rule 13d-3(d) and under the Exchange Act). The Reporting Person has sole voting power with respect to 1,761,287 Shares and sole dispositive power with respect to 1,701,287 Shares. Such beneficial ownership consists of (i) 902,620 outstanding Shares beneficially owned by the Reporting Person, (ii) 604,167 Shares issuable upon exercise of the options held by the Reporting Person under the Company's stock plans which are exercisable within 60 days of the date hereof, (iii) 139,500 Shares issuable upon exercise of the Performance Warrants under the Company's performance warrant plan (iv) 55,0000 Shares beneficially owned by the Reporting Person's spouse and
(v) 60,000 Shares beneficially owned by the Reporting Person's former spouse, but as to which the Reporting Person has sole voting power and a right of first refusal with respect to any sale of such Shares. The Reporting Person did not effect any transactions in the Shares during the 60-day period except that on March 16, 1995 and March 17, 1995, the Reporting Person acquired 5,000 Shares and 5,000 Shares, respectively, in open market transactions at a purchase price of $1.625 per Share.
     The Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4 under the Exchange Act as to 91,875 Shares held pursuant to a Trust Agreement dated March 27, 1995 issued pursuant to the Company's Executive Incentive Plan.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Performance Warrants for 139,500 Shares pursuant to the Company's
Performance Warrant Plan are presently exercisable at a price of $0.011 per Share. Pursuant to the Company's 1990 Employee Stock Option Plan, as amended and restated (the "Plan"), the Company granted to the Reporting Person ten-year stock options to purchase 100,000, 60,000, 285,000 and 250,000 Shares, respectively, at exercise prices of $2.11, $4.19 $6.1875 and $6.625 per Share, respectively. Each option becomes exercisable at the rate of 33 1/3% of the Shares subject thereto on each of the first three anniversaries of their respective dates of grant. Pursuant to the Plan, the Company granted to the Reporting Person ten-year stock options to purchase 237,500 Shares at an Exercise price of $4.375 which becomes exercisable 50% on the date of grant and 50% on the first anniversary of the date of grant. On the date of this Amendment, an aggregate of 604,167 Shares are issuable upon exercise of such options at the prices noted above.
     As of August 30, 1994, 584,062 Shares were pledged pursuant to a Loan and Pledge Agreement dated as of August 1, 1994 by and between the Reporting Person and Citibank N.A. which contains only standard default provisions. Reference is made to Item 5(v) with respect to 60,000 Shares.
Item 7.   EXHIBITS.
     None.

                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated:    March 27, 1995

                              _________________________
                                   Morris Weissman